February 15, 2007

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds

File Nos. 033-48940/811-6722

Form N-1A Post Effective Amendment No. 39

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Registrant”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 39 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 39 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (“1940 Act”).

This Amendment is made pursuant to Rule 485(a) under the 1933 Act for the purposes as listed in Exhibit 1 attached. In addition, substantial formatting and layout changes were made. It is proposed that this Amendment will become effective on May 1, 2007.

The Registrant undertakes to file a post-effective amendment to the Registrant’s Registration Statement on Form N-1A on or about April 30, 2007, pursuant to Rule 485(b) under the 1933 Act, containing: (i) the updated financial statements of the Fund; (ii) required exhibits; (iii) completed disclosures; (iv) responses to any comments of the SEC Staff relating to this filing; and (v) other non-material changes permitted by that Rule.

Please contact Erin Douglas at (303) 263-2577 with any questions or comments.

Sincerely,

/s/ Erin Douglas
Erin Douglas

cc:	Mary Curran, Secretary, Forward Funds

Judy Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas Dick, Dechert LLP

Christine Wessel, Dechert LLP

Attachment

Forward Funds

File Nos. 033-48940/811-6722

Form N1-A Post Effective Amendment No. 39

Exhibit 1

Changes to Forward Funds Investor/Institutional Prospectus and SAI

•	The Investor Class and Institutional Class shares of the Large Cap Equity Fund, which were formerly offered pursuant to a separate prospectus/SAI, were added to this Prospectus/SAI.

•	The Institutional Class shares of the Emerald Opportunities Fund, which formerly offered only Class A and C shares, were added to this Prospectus/SAI.

•

The Institutional Class shares of the Sierra Club Stock Fund, which formerly offered only Class A and Investor Class shares, the Sierra Club Equity Fund, which formerly offered only Investor Class shares, and the Forward International Equity Fund, which formerly offered only Investor Class shares, were added to this Prospectus/SAI.

Changes to Forward Funds Class A and Class C Prospectus and SAI

•	The Class A shares of the Large Cap Equity Fund, which were formerly offered pursuant to a separate prospectus/SAI, was added to this Prospectus/SAI.

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